UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT
PURSUANT TO SECTION 14(F) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14F-1 THEREUNDER

DAVI SKIN, INC.
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(Exact name of registrant as
specified in its corporate charter)

001-14297
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Commission File No.

  Nevada             86-0907471
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                                        (State of Incorporation)                                                                      (IRS Employer
                                                                                                                                                Identification No.)

301 North Canon Drive, Suite 328, Beverly Hills, CA 90210
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(Address of principal executive offices)

(310) 205-9906
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(Issuer's telephone number)

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DAVI SKIN, INC.

INFORMATION STATEMENT PURSUANT TO
SECTION 14(F) OF THE SECURITIES
EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

GENERAL

This Information Statement is being delivered on or about July 15, 2004 to the holders of shares of common stock, par value $.001 per share (the "Common Stock") of DAVI SKIN, INC., f.k.a. MW MEDICAL, INC. a Nevada corporation (the "Registrant") in compliance with Section 14(F) of the Securities Exchange Act of 1934, as amended, and Rule 14F-1 thereunder.

Mr. Parrish Medley, Mr. Carlo Mondavi and Mr. Josh Levine have acquired effective control of the Registrant. On May 29, 2004, the Registrant and an unrelated private Nevada corporation also named Davi Skin, Inc. ("Davi Skin") executed a letter of intent which contemplated a merger transaction whereby the Registrant would acquire Davi Skin in exchange for new common stock of the Registrant issued to Davi Skin’s shareholders. The letter of intent further contemplated that the Registrant’s officers and directors would resign in favor of the officers and directors of Davi Skin.

On June 11, 2004, the Registrant and Davi Skin entered into a definitive Agreement and Plan of Merger and Reorganization ("Agreement") whereby the parties agreed that a subsidiary of the Registrant would merge into and with Davi Skin and Davi Skin would become a wholly owned subsidiary of the Registrant. The Agreement also provided that the 9,745,634 issued and outstanding shares of Common Stock of Davi Skin would be exchanged for newly issued Common Stock of the registrant on a one for one basis. As a result, Messrs. Medley, Mondavi and Levine collectively now own approximately 77% of the Registrant’s issued and outstanding Common Stock as of June 21, 2004, as detailed in Item 2, below.

The Agreement further provided Registrant’s officers and directors would resign and the board of Davi Skin, consisting of Messrs. Medley, Mondavi and Levine would become the Registrant’s new board. The Agreement contained several conditions, including a successful due diligence investigation and approval by the appropriate controlling bodies of both companies. On June 21, 2004, these conditions were satisfied and the Registrant and Davi Skin closed the transactions contemplated by the Agreement.

Ms. Jan Wallace and Ms. Grace Sim have resigned as the Registrant’s sole officers and Ms. Wallace has resigned as the Registrant’s sole director pending effectiveness of this Information Statement. Messrs. Medley, Mondavi and Levine have been appointed as the Registrant’s new board. The changes to the Registrant’s board of directors are to be effective ten days after the delivery of this Information Statement to the Registrant’s shareholders.

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YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY. YOU ARE NOT, HOWEVER, REQUIRED TO TAKE ANY ACTION.

VOTING SECURITIES AND PRINCIPAL SHAREHOLDERS

1.   Voting Securities of the Company

Before we issued shares in conjunction with the merger as described in the Agreement, there were 199,645 shares of our common stock issued and outstanding. Each share entitled the holder to one vote on each matter that may have come before a meeting of the shareholders.

On June 21, 2004, following the issuance of additional shares in conjunction with the merger as described in the Agreement, there were 10,390,567 shares of our common stock issued and outstanding. Each share of common stock entitles the holder thereof to one vote on each matter that may come before a meeting of the shareholders.

2.   Security Ownership of Certain Beneficial Owners and Management

The following table sets forth information regarding the beneficial ownership of our shares of common stock on June 20, 2004, immediately prior to the merger, by: (i) each person known by us to be the beneficial owner of more than 5% of our outstanding shares of common stock; (ii) each of our directors; (iii) each of our executive officers; and (iv) all directors and executive officers as a group. Each person named in the table, has sole voting and investment power with respect to all shares shown as beneficially owned by such person.

         Name and Address          Amount and Nature         Percent
Title of Class        of Beneficial Owner         of Beneficial Owner         of Class(2)

Common Stock	Jan Wallace 5206 N. Scottsdale Road Scottsdale, AZ 85253	154,600(1)	77.4%
Common Stock	Grace Sim 5206 N. Scottsdale Road Scottsdale, AZ 85253	100	<0.1%
Common Stock	All executive officers and directors as a group	154,700	77.4%

(1) Not including the convertible promissory note held by Ms. Wallace in the principal amount of $570,775.30 which amount, plus accrued interest, is convertible into our common stock at $0.20 per share. Following the transactions described in Item 6, below, Ms. Wallace the principal balance owed to Ms. Wallace is $200,000 as of June 21, 2004, which debt is convertible at $0.20 per share.

(2) The percent of class is based on 199,645 shares of common stock issued and outstanding as of June 20, 2004. It does not include consideration of the shares underlying our obligation to convert Ms. Wallace’s convertible promissory note as described in note 1, above.

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Both Ms. Wallace and Ms. Sim have resigned as officers. Ms. Wallace remains a director only until such time as this Information Statement becomes effective.

The following table sets forth information regarding the beneficial ownership of our shares of common stock on June 22, 2004 by: (i) each person known by us to be the beneficial owner of more than 5% of our outstanding shares of common stock; (ii) each of our current and proposed directors; (iii) each of our executive officers; and (iv) all current and proposed directors and executive officers as a group. Each person named in the table, has sole voting and investment power with respect to all shares shown as beneficially owned by such person.

         Name and Address          Amount and Nature         Percent
Title of Class        of Beneficial Owner         of Beneficial Owner         of Class(3)

Common Stock	Parrish Medley 301 North Canon Drive, Suite 328, Beverly Hills, CA 90210	1,718,935	16.5%
Common Stock	Carlo Mondavi 301 North Canon Drive, Suite 328, Beverly Hills, CA 90210	5,068,908	48.8%
Common Stock	Josh Levine 301 North Canon Drive, Suite 328, Beverly Hills, CA 90210	1,145,957	11.0%
Common Stock	Margaret Robley 301 North Canon Drive, Suite 328, Beverly Hills, CA 90210	0	0%
Common Stock	Jan Wallace(1) 5206 N. Scottsdale Road Scottsdale, AZ 85253	0(2)	0%
Common Stock	All executive officers and directors as a group	7,933,800	76.4%

(1) Jan Wallace will remain a director only until such time as this Information Statement is effective. She has already resigned as an officer.

(2) Not including the convertible promissory note held by Ms. Wallace, which debt is convertible into our common stock at $0.20 per share. Following the transactions described in Item 6, below, the amount owed to Ms. Wallace is $200,000 as of June 21, 2004.

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(3) The percent of class is based on 10,390,567 shares of common stock issued and outstanding as of June 22, 2004. It does not include consideration of the shares underlying our obligation to convert Ms. Wallace’s convertible promissory note as described in note 2, above.

3.   Changes in Control

As described above, on June 11, 2004, the Registrant and Davi Skin entered into the Agreement, a term of which required the Registrant to issue one share of Common Stock to the shareholders of Davi Skin in exchange for each share of common stock of Davi Skin. On June 21, 2004, the Agreement closed and the Registrant issued 9,745,634 shares of Common Stock (approximately 94% of the total outstanding shares of the Registrant’s Common Stock) to the shareholders of Davi Skin as contemplated by the Agreement. As a result, Davi Skin became a wholly-owned subsidiary of the Registrant.

The consideration for the Common Stock was the common stock of Davi Skin the Registrant acquired in exchange. The exchange for the shares of Common Stock was consummated on June 21, 2004 and thus Messrs. Medley, Mondavi and Levine may be considered to "control" the Registrant as of that date.

Ms. Jan Wallace and Ms. Grace Sim have resigned as the Registrant’s sole officers and Ms. Wallace has resigned as the Registrant’s sole director pending effectiveness of this Information Statement. Messrs. Medley, Mondavi and Levine have been appointed as the Registrant’s new board. The changes to the Registrant’s board of directors are to be effective ten days after the delivery of this Information Statement to the Registrant’s shareholders, estimated to be on or about July 25, 2004.

4.   Directors and Executive Officers

The following tables set forth information regarding the Registrant’s current executive officers and directors and the proposed executive officers and directors of the Registrant:

Current Executive Officers and Directors:

Name	Age	Position with Registrant
Jan Wallace	48	Director
Parrish Medley	42	Chief Executive Officer, President
Carlo Mondavi	24	Founder
Josh Levine	25	Secretary, Treasurer

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Margaret Robley	60	Chief Financial Officer

Proposed Directors:

Name	Age	Proposed Position with Registrant
Parrish Medley	42	Director
Carlo Mondavi	24	Director, Chairman of the Board
Josh Levine	25	Director

Set forth below is a brief description of the background and business experience of each of our existing and proposed directors and our executive officers for the past five years.

Jan Wallace is our sole director until such time as this Information Statement becomes effective, at which point she will resign. Ms. Wallace has been one of our directors since our inception in December 1997. Ms. Wallace resigned as president and chief executive officer effective October 1, 1998 but was then re-appointed on July 9, 1999 after the resignation of then president and chief executive officer, Paul Banko. Ms. Wallace then served as our president and CEO continuously until her resignation in conjunction with the closing of the merger on June 21, 2004. Previously, from April 1995 through June 2001, Ms. Wallace was employed by Dynamic Associates Inc. as a director and as the chief operating officer. Ms. Wallace was also previously vice president of Active Systems, Inc. a Canadian company specializing in SGML Software, an ISO standard, in Ottawa, Ontario for the period from 1993 to 1994. Before that, she was president and owner of Mailhouse Plus, Ltd., an office equipment distribution company that was sold to Ascom Corporation. She has also been in management with Pitney Bowes-Canada and Bell Canada where she received its highest award in sales and marketing. Ms. Wallace was educated at Queens University in Kingston, Ontario and Carleton University, Ottawa, Ontario in Political Science with a minor in Economics.

Carlo Mondavi is our founder. He will serve as chairman of our board of directors upon the effectiveness of this Information Statement. He has been working in those same roles with the private company of the same name, Davi Skin, Inc., since its inception. From June 2003 to September 2003, Mr. Mondavi worked on the special events and key accounts sales team for the Robert Mondavi Winery. Mr. Mondavi attended the University of Aix En Provence from 1998 to 2001 and the University of Milan from 2001 to June 2002.

Parrish Medley became our president and CEO on June 21, 2004. He will be a director upon the effectiveness of this Information Statement. He has been the president and CEO of the private company of the same name, Davi Skin, Inc., since January 1, 2004. Mr. Medley has over fifteen years experience in the securities and investment banking industry with service as a manager and financial consultant for numerous registered broker/dealers, including Bear Stearns & Co. Since 1997, Mr. Medley has worked as a venture capitalist and a private money manager.

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From 1990 to 1997, Mr. Medley founded and grew Palm Beach Tan, Inc., into a multi-chain business before selling it to a group of private investors. Parrish Medley graduated from Southern Methodist University in 1986 with a Bachelors degree in Business Administration.

Josh Levine became our secretary and treasurer on June 21, 2004. He will be a director upon the effectiveness of this Information Statement. He has been working in those same roles with the private company of the same name, Davi Skin, Inc., since its inception. From March 2003 to September 2003 Mr. Levine worked as an advertising designer with The Territory Ahead in Santa Barbara, California. From June 2002 to March 2003, Mr. Levine was the president of Nuvo Design. Mr. Levine graduated from the University of California, Santa Barbara in June 2002 with a Bachelors degree in Fine Arts.

Margaret Robley became our chief financial officer on June 21, 2004. She is a CPA with over 25 years of experience in finance and managerial accounting with emphasis in analytical accounting, financial management, and tax law. Ms. Robley is the CFO at R & R Business Management, a firm she co-founded in 1996. R & R Business Management manages and controls the finances of corporations and high level entertainment personalities. In addition, from May of 1999 through April of 2001, Ms. Robley was an associate with NKS Management, Inc. (now Loring Ward), one of the largest business management firms in the greater Los Angeles area. From 1990 through April 1998, Ms. Robley was an associate with Gelfand, Renner and Feldman, the business management division of PriceWaterhouseCoopers and the largest business management firm in the greater Los Angeles area with offices in New York and London. Ms. Robley earned her undergraduate degree in Business/Accounting from Columbia College in 1982 and a Masters in Business Administration from Chapman College in 1985. She earned her CPA designation in 1992 and is licensed to practice in California and before the IRS as an Enrolled Agent.

The Directors are appointed for a one-year term to hold office until the next annual general meeting of shareholders or until removed from office in accordance with our bylaws. The officers are appointed by the board of directors and hold office until removed by the board.

5.    Legal Proceedings Involving Directors and Executive Officers

The Registrant is not aware of any legal proceedings in which any director, officer, or any owner of record or beneficial owner of more than five percent of any class of voting securities of the Registrant, or any affiliate of any such director, officer, affiliate of the Registrant, or security holder, is a party adverse to the Registrant or has a material interest adverse to the Registrant.

6.   Certain Relationships and Related Transactions

Except as disclosed herein, none of the Registrant’s directors or officers, nor any proposed director, nor any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to all of the Registrant’s outstanding shares, nor any promoter, nor any relative or spouse of any of the foregoing persons has any material interest, direct or indirect, in any transaction since the Registrant’s incorporation or in any presently proposed transaction which, in either case, has or will materially affect us.

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On January 22, 2002, the Registrant filed a Petition for relief under Chapter 11 of the Bankruptcy Code. The final decree was approved on November 19, 2002. As a result of the reorganization, Ms. Wallace received a new promissory note from the company in the amount of $1,139,939.70 to be payable on or before September 30, 2002.

On March 15, 2003, the Registrant revised its loan agreement with Ms. Wallace. Ms. Wallace agreed to provide further financial support for a period of 90 days in an amount of no more than $50,000 and to accept a new promissory note for a reduced amount of $945,775.30, payable on or before June 15, 2003. In addition, the Registrant assigned and transferred its patents, trademarks, and other intellectual property to Ms. Wallace. The $326,897 reduction of the prior principal balance of the promissory note was the former book value of these assets. Subsequently, Ms. Wallace licensed these intellectual property rights back to the Registrant.

On March 26, 2003, Ms. Wallace converted $375,000 of the revised note into 74,000,000 shares of the Registrant’s common stock leaving a balance owing on this note of $570,775.30.

On June 10, 2004, the Registrant implemented the 500 for 1 reverse stock split as approved by vote of the shareholders at the Registrant’s annual meeting held May 10, 2004. Following the reverse split, Ms. Wallace held 154,600 of the Registrant’s then total outstanding 199,645 shares.

On June 21, 2004, Ms. Wallace converted $69,061.40 of the principal balance of the revised note into 345,307 shares of the Registrant’s common stock. She further cancelled unpaid principal in the amount of $301,719.90 and all accrued and unpaid interest, leaving a principal balance owing as of June 21, 2004 of $200,000. The remaining balance is due and payable December 31, 2004, together with interest at 10% per annum.

Subsequently, but also on June 21, 2004, Ms. Wallace sold her entire position of Registrant’s common stock, then consisting of 499,907 shares.

On June 21, 2004, Ms. Wallace and Ms. Sim forgave the entirety of unpaid salary and management fees owed by the Registrant.

The Registrant’s current and proposed directors and management are involved in other business activities and may, in the future become involved in other business opportunities. If a specific business opportunity becomes available, such persons may face a conflict in selecting between the Registrant’s business and their other business interests. In the event that a conflict of interest arises at a meeting of our directors, a director who has such a conflict is required to disclose his interest in the proposed transaction and abstain from voting for or against the approval of such transaction.

7.    Compliance with Section 16(a) Of the Securities Exchange Act Of 1934

The following persons have failed to file, on a timely basis, the identified reports required by section 16(a) of the Exchange Act during the most recent fiscal year.

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Name and principal position	Number of late Reports	Transactions not timely Reported	Known failures to file a required Form
Jan Wallace, Director and former President and Chief Executive Officer	0	0	0
Grace Sim, former Chief Financial Officer	0	0	0

None of the Company’s current officers were officers during the most recent past fiscal year.

8.   Executive Compensation

The table below summarizes all compensation awarded to, earned by, or paid to the Registrant’s executive officers by any person for all services rendered in all capacities to the Registrant for the three most recent fiscal years.

		Annual Compensation				Long Term Compensation
Name	Title	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Restricted Stock Awarded ($)	Options/ SARs (#)	LTIP Payouts ($)	All Other Compensation ($)
Jan Wallace	Director, former President and CEO	2003 2002 2001	217,800(1) 219,450(2) 212,850	0 0 0	0 0 0	0 0 0	0 0 0	0 0 0	0 0 0
Grace Sim	Former CFO	2003 2002 2001	116,160(1) 116,160(2) 80,853	0 0 0	0 0 0	0 0 0	0 0 0	0 0	0 0 0
Parrish Medley	President, CEO	2003 2002 2001	0 0 0	0 0 0	0 0 0	0 0 0	0 0 0	0 0 0	0 0 0
Josh Levine	Secretary, Treasurer	2003 2002 2001	0 0 0	0 0 0	0 0 0	0 0 0	0 0 0	0 0 0	0 0 0
Carlo Mondavi	Founder	2003 2002 2001	0 0 0	0 0 0	0 0 0	0 0 0	0 0 0	0 0 0	0 0 0
Margaret Robley	CFO	2003 2002 2001	0 0 0	0 0 0	0 0 0	0 0 0	0 0 0	0 0 0	0 0 0

(1)     All 2003 compensation was deferred due to the company’s inability to pay it, and has now been cancelled by agreement with the officer.
(2)     All 2002 compensation was deferred due to the company’s inability to pay it, and has now been cancelled by agreement with the officer.

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Incentive Stock Options

There have been no stock options issued to any officers or directors.

Dated: July 15, 2004                By Order of the Board of Directors
                                                                                                                                    DAVI SKIN, INC.

                                                                                                                                    /s/ Parrish Medley
                                                                                                                                    Parrish Medley
                                                                                                                                    President

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